UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 14, 2023

HARMONY BIOSCIENCES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39450	82-2279923
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

630 W. Germantown Pike, Suite 215

Plymouth Meeting, PA 19462

(Address of principal executive offices) (Zip Code)

(484) 539-9800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Trading	Name of each exchange
Title of each class	Symbol(s)	on which registered
Common Stock, $0.00001 par value per share	HRMY	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 14, 2023, Harmony Biosciences Holdings, Inc., a Delaware corporation (the “Company”) and Xylophone Acquisition Corp., a Delaware corporation and a wholly owned, direct subsidiary of the Company (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zynerba (“Zynerba Common Stock”), for (i) $1.1059 per share of Zynerba Common Stock (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right (each, a “CVR”) per share of Zynerba Common Stock (the “Common CVR Amount”), which represents the right to receive up to approximately $2.5444 per share of Zynerba Common Stock in the form of one or more potential contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones as set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below) (the Common Cash Amount plus the Common CVR Amount, collectively, or any different amount per share paid pursuant to the Offer to the extent permitted by the Merger Agreement, being the “Offer Price”).  The Offer will initially expire at 5:00 p.m. (New York City time) on the date that is 21 business days following the commencement of the Offer, subject to extension under certain circumstances.

Merger Sub’s obligation to accept for payment shares of Zynerba Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including that (i) the number of shares of Zynerba Common Stock that have been validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer, when considered together with all other shares of Zynerba Common Stock (if any) beneficially owned by the Company and its controlled affiliates, represent at least one share more than 50% of the total number of outstanding shares of Zynerba Common Stock at the time of the expiration of the Offer (excluding any shares of Zynerba Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), (ii) there is no governmental entity of competent and applicable jurisdiction having enacted, issued, promulgated, enforced or entered any order or law that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger, (iii) the representations and warranties of Zynerba contained in the Merger Agreement are accurate, subject to customary thresholds and exceptions, (iv) Zynerba has performed or complied with in all material respects its obligations or covenants required to be performed or complied with under the Merger Agreement, (v) there has not been nor will there be a continuing Company Material Adverse Effect (as defined in the Merger Agreement) and (vi) other customary conditions set forth in Annex I of the Merger Agreement have been satisfied.

Following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into Zynerba (the “Merger”), with Zynerba continuing as the surviving corporation (the “Surviving Corporation”) in the Merger.  The Merger will be governed by and effected under Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger.

Pursuant to the Merger, each issued and outstanding share of Zynerba Common Stock (other than shares of Zynerba Common Stock (a) held in the treasury of Zynerba, (b) that as of the commencement of the Offer were owned by the Company or Merger Sub, (c) irrevocably accepted for payment in the Offer, or (d) held by holders who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, and, as of the effective time of the merger, has neither effectively withdrawn nor lost his, her, or its rights to such appraisal and payment (collectively, the “Excluded Shares”)) will be automatically cancelled and converted into the right to receive an amount in cash and CVR equal to the Offer Price.

In addition, immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of, and as a condition to, the Merger and without any action on the part of any holder thereof:

●	Each option to purchase Zynerba Common Stock (“Company Option”), whether vested or unvested, that has a per share exercise price that is less than the Common Cash Amount that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Zynerba Common Stock underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, (A) an amount in cash from the Company or the Surviving Corporation equal to the excess of the Common Cash Amount over the per share exercise price of such Company Option and (B) one CVR;
●	Each Company Option that has a per share exercise price that is equal to or greater than the Common Cash Amount but less than $2.71, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Zynerba Common Stock underlying such qualifying Company Option, without interest and subject to deduction for any required withholding under applicable tax law, upon the occurrence of any Milestone Payment (as defined in the CVR Agreement) a cash payment, if any, equal to (A) the amount, if any, by which (i) the Common Cash Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid in respect of such share of Zynerba Common Stock underlying such Company Option that exceeds (ii) the per share exercise price of such Company Option, minus (B) the gross amount of Milestone Payments previously paid with respect to such share of Zynerba Common Stock underlying such Company Option;
●	Each Company Option that has a per share exercise price equal to or greater than $2.71 will be cancelled at the Effective Time without any consideration payable therefor (whether in the form of cash or a CVR or otherwise); and
●	Each restricted stock award of Zynerba subject to vesting conditions based solely on continued employment or service to Zynerba and its subsidiary (“Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of Zynerba Common Stock underlying such Company Restricted Stock Award, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash from The Company or the Surviving Corporation equal to the Common Cash Amount and (ii) one CVR.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Merger Sub and Zynerba for a transaction of this nature.

Zynerba has agreed to customary restrictions on its ability to solicit alternative takeover proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals.  Notwithstanding these restrictions, Zynerba may under certain circumstances provide information to and participate in discussions or negotiations with third parties in response to a bona fide, unsolicited written acquisition proposal that the Board of Directors of Zynerba (the “Company Board”) has determined in good faith (i) constitutes or could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement) and (ii) failure to engage in such discussions or negotiations and provide any such information would be inconsistent with its fiduciary obligations under applicable law.

The Merger Agreement provides for certain termination rights for both of the Company and Zynerba, including (a) by mutual written agreement of the Company and Zynerba prior to the Acceptance Time (as defined in the Merger Agreement), (b) by either the Company or Zynerba, if the Acceptance Time has not occurred by November 12, 2023 (the “End Date”), (c) by either the Company or Zynerba, if the Offer or the Merger has been made illegal or permanently enjoined from occurring, (d) by either the Company or Zynerba, if the Offer expires as a result of the non-satisfaction of one or more of the Offer Conditions, (e) by the Company, if the board of directors of Zynerba has effected a Change in Recommendation (as defined in the Merger Agreement), (f) by either the Company or Zynerba, upon the other party’s uncured breach of the Merger Agreement, (g) by Zynerba, in order to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement), or (h) by Zynerba, if Merger Sub fails to commence the Offer within 10 Business Days of the date of the Merger Agreement. In addition, if the Merger Agreement is terminated (x) by the Company, upon a change in recommendation of Zynerba’s board of directors, (y) by Zynerba, to accept and enter into an agreement with respect to a Superior Proposal, or (z) in certain circumstances following the disclosure of an Acquisition Proposal (as defined in the Merger Agreement), and within 12 months of termination of the Merger Agreement Zynerba enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is announced or consummated, Zynerba will be required to pay the Company a termination fee in the amount of $4,500,000.

The board of directors of the Company has unanimously adopted the Merger Agreement and approved and declared advisable the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report and incorporated herein by reference.

The Merger Agreement and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement.  They are not intended to provide any other factual information about the Company, Merger Sub or Zynerba.  The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties.  In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts.  Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC (as defined below), and are also qualified in important part by confidential disclosure schedules delivered by Zynerba to the Company in connection with the Merger

Agreement.  Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein.  Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the Acceptance Time (as defined in the Merger Agreement), the Company and the Rights Agent (as defined in the CVR Agreement) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by Zynerba’s stockholders and holders of certain Company Options and Company Restricted Stock Awards.  The CVRs represent the right to receive contingent payments, payable to the Rights Agent for the benefit of the holders of CVRs, of the following aggregate amounts if the indicated milestones are achieved (each, a “Milestone”):

●	Milestone 1: An aggregate milestone payment of $15,000,000, payable upon the completion of the last patient’s last visit in the RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zygel™ (ZYN002) (the “Product”) by or before June 30, 2026;
●	Milestone 2: upon the completion of the Pivotal Study for the Product and a finding that the data from such Pivotal Study meet the primary end point(s) with statistical significance as set forth in the protocol of such Pivotal Study (“Milestone 2”), an aggregate milestone payment of (i) $30,000,000, with respect to the achievement of Milestone 2 by or before December 31, 2024; (ii) $20,000,000, with respect to the achievement of Milestone 2 between January 1, 2025 and June 30, 2025; or (iii) $10,000,000, with respect to the achievement of Milestone 2 on or after July 1, 2025;
●	Milestone 3: An aggregate milestone payment of $35,000,000, payable upon the achievement of NDA Approval (as defined in the CVR Agreement) with respect to the Product in the First Indication (as defined in the CVR Agreement) (“Milestone 3”);
●	Milestone 4: An aggregate milestone payment of $15,000,000, payable upon the achievement of NDA Approval (as defined in the CVR Agreement) with respect to the Product in the Second Indication (as defined in the CVR Agreement);
●	Milestone 5: An aggregate milestone payment of $15,000,000, payable upon the achievement of worldwide aggregate Net Sales (as defined in the CVR Agreement) of the Product (inclusive of all Indications (as defined in the CVR Agreement)) of at least $250,000,000, calculated on a cumulative basis for all Calendar Years (as defined in the CVR Agreement) (or portion thereof), provided that Milestone 3 is achieved by or before December 31, 2030 (“Milestone 5”); and
●	Milestone 6: An aggregate milestone payment of $30,000,000, payable upon the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) prior to of at least $500,000,000, calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward achievement of Milestone 5, provided that Milestone 3 is achieved by or before December 31, 2030.

The right to the contingent consideration as evidenced by the CVR Agreement is a contractual right only.  The CVRs will not be transferable, except in the limited circumstances specified in the CVR Agreement, will not be evidenced by certificate or other instrument and will not be registered or listed for trading.  The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Company or Zynerba.

The CVR Agreement and the rights of holders of CVRs to receive Milestone payments thereunder will terminate on December 31, 2040. There can be no assurance whether or when any of the Milestones will be achieved or that any of the resulting Milestone payments will be required of the Company.  Each Milestone with respect to a CVR may only be achieved one time.  The minimum payment on the CVR is zero and the maximum payment is $2.5444 in cash per CVR.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, which is provided as Exhibit B of the Merger Agreement, which is attached to this Current Report as Exhibit 2.1 and incorporated herein by reference.

Tender and Support Agreements

On August 14, 2023, in connection with the execution of the Merger Agreement, the directors and executive officers of Zynerba (the “Supporting Stockholders”), entered into Tender and Support Agreements with Harmony and Merger Sub (the “Support Agreements”).  Under the terms of the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, pursuant to the Offer, his or her shares of Zynerba Common Stock in the Offer, vote his or her shares of Zynerba Common Stock in favor of the Merger, if applicable, and, subject to certain exceptions, not to transfer any of his or her shares of Zynerba Common Stock.

As of August 14, 2023, the Supporting Stockholders beneficially owned an aggregate of approximately 6.9% of the outstanding shares of Zynerba Common Stock.  The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached as Exhibit 99.1 to this Current Report and incorporated herein by reference.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements, including as they relate to Harmony and Zynerba, the anticipated occurrence, manner and timing of the proposed transaction, the future development of their technologies and product candidates, including the development of and market opportunities for Zynerba’s technology and product candidates, the future value (if any) of the contingent value rights, Harmony’s strategy, and the anticipated synergies and benefits from the proposed transaction,  are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks, uncertainties and other factor to be considered include, among others, that Zynerba stockholders may not tender a sufficient number of shares in the tender offer; the length of time necessary to consummate the proposed transaction may be longer than anticipated, or it may not be consummated at all; problems may arise in successfully integrating the business and technologies of Harmony and Zynerba, and Harmony may not realize the expected benefits of the proposed transaction; the proposed transaction may involve unexpected costs; the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; and even if the transaction is consummated no contingent consideration may become payable. For further discussion of these and other risks and uncertainties, see Harmony’s and Zynerba’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the "SEC"), including under the headings “Risk Factors.”  You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Harmony nor Zynerba is under any duty to update any of the information in this document.

Additional Information and Where to Find It

The tender offer referenced in this document has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Zynerba, nor is it a substitute for the tender offer materials that Harmony and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Harmony and Merger Sub will file tender offer materials on Schedule TO, and Zynerba will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Holders of shares of Zynerba common stock are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Zynerba common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Zynerba at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Enhanced SEC Filings section of the Investor Relations page of Zynerba’s website at www.zynerba.com and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.

Item 7.01. Regulation FD Disclsoure.

On August 14, 2023, the Company issued a press release relating to the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
No.	Description

2.1*	Agreement and Plan of Merger, dated August 14, 2023, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc.

99.1	Form of Tender and Support Agreement, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp., and each Supporting Stockholder party thereto.

99.2**	Press release issued by the Company dated August 14, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any schedules so furnished.

**

This Exhibit is furnished herewith and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act except to the extent that Harmony Biosciences Holdings, Inc. specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARMONY BIOSCIENCES HOLDINGS, INC.

Date: August 14, 2023	By:	/s/ Sandip Kapadia
Sandip Kapadia
Chief Financial Officer